Exhibit 99.29

 Execution Version

SUBSCRIPTION AGREEMENT

BETWEEN

EQUINOX GOLD CORP.

AND

MDC INDUSTRY HOLDING COMPANY LLC

DATED FEBRUARY 25, 2019

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SUBSCRIPTION AGREEMENT

THIS AGREEMENT is made as of the 25th day of February, 2019

BETWEEN:

MDC INDUSTRY HOLDING COMPANY LLC

a company incorporated under the laws of the United Arab Emirates

(“MDCI”)

AND:

EQUINOX GOLD CORP.

a company incorporated under the laws of British Columbia

(the “Corporation”).

WHEREAS MDCI wishes to subscribe for and purchase, and the Corporation wishes to issue and sell, on a private placement basis, securities in the form of a convertible debenture in the aggregate principal amount of U.S.$130,000,000, all in accordance with the terms and conditions of this subscription agreement (this “Agreement”).

NOW THEREFORE THIS AGREEMENT WITNESSES THAT in consideration of the respective covenants, agreements, representations, warranties and indemnities herein contained and for other good and valuable consideration (the receipt and sufficiency of which are acknowledged by each party), the parties to this Agreement (together, the “Parties” and, individually, a “Party”) covenant and agree as follows:

Article 1
DEFINITIONS AND INTERPRETATION

Section 1.1 Definitions

In this Agreement, unless the context otherwise requires, the following terms will have the meanings hereinafter set forth:

“Advance” has the meaning assigned to it in Section 2.1;

“Affiliate” means, with respect to any Person, any other Person that: (i) Controls, (ii) is Controlled by, or (iii) is under common Control with, such Person;

“Annual Financials” has the meaning assigned to it in Section 5.2(j);

“Applicable Law” means all laws (statutory or common), rules, ordinances, regulations, grants, concessions, franchises, licenses, orders, directives, judgments, decrees, and other governmental restrictions, including permits and other similar requirements, whether legislative, municipal, administrative or judicial in nature, having application, directly or indirectly, to the Parties to this Agreement and their respective Affiliates, or the transactions contemplated by this Agreement, and includes the rules and policies of any stock exchange or securities market upon which a Party or any of its Affiliates has securities listed or quoted;

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“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which chartered banks are closed for business in Vancouver, British Columbia or Abu Dhabi, United Arab Emirates;

“Canadian Reporting Jurisdictions” means the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador;

“Canadian Securities Laws” means the applicable Securities Laws of the Canadian Reporting Jurisdictions, the regulations made and forms prescribed thereunder together with all applicable published rules, instruments, policy statements and blanket orders and rulings of the Canadian Securities Regulatory Authorities applicable in the Canadian Reporting Jurisdictions;

“Canadian Securities Regulatory Authorities” has the meaning assigned to it in National Instrument 14-101 Definitions;

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“Closing” means the completion of the Advance in accordance with and subject to the terms and conditions of this Agreement;

“Closing Date” means the date of the Closing;

“Closing Outside Date” means June 30, 2019;

“Collateral” means all of the present and after acquired assets of the Corporation and the Guarantors (including, for greater certainty, all shares of Solaris Copper Inc. owned by the Corporation or any of its Subsidiaries), which are subject, or are intended or required to become subject, to the security granted under any of the Security Documents;

“Common Shares” means the common shares in the capital of the Corporation;

“Constating Documents” means the constitution, charter, the memorandum, the articles of association, the articles of incorporation, the articles of continuance, the articles of amalgamation, the by-laws or any other instrument pursuant to which an entity is created, incorporated, continued, amalgamated or otherwise established, as applicable as the case may be, and/or which governs in whole or in part such entity’s affairs, together with any amendments thereto;

“Control” has the meaning assigned to it in Section 1.3;

“Conversion Price” has the meaning assigned to it in Schedule A;

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“Conversion Right” has the meaning assigned to it in Schedule A;

“Conversion Shares” means the Common Shares issuable upon the conversion of the Debenture in accordance with its terms;

“Corporation” has the meaning assigned to it in the Recitals;

“Corporation Mineral Rights” means, collectively, all of the mineral interests and rights (including any claims, mineral leases, concessions, exploration licenses, exploitation and/or mining licenses and prospecting permits) that are currently in effect and held by the Corporation or any of its Subsidiaries;

“Corporation Public Documents” means, collectively, all of the documents which have been filed by or on behalf of the Corporation since December 31, 2017 with the relevant Canadian Securities Regulatory Authorities pursuant to the requirements of applicable Canadian Securities Laws on the System for Electronic Document Analysis and Retrieval (SEDAR) and the Technical Reports;

“Debenture” means the convertible debenture to be entered into between MDCI and the Corporation on the Closing Date, in the form attached as Schedule A;

“Disclosure Letter” means the letter dated the date hereof by the Corporation to MDCI with respect to certain matters in this Agreement;

“DNPM” means the Brazilian Department of Mineral Production;

“Effective Date” means the date hereof;

“Encumbrance” means any mortgage, charge, pledge, hypothecation, security interest, lien, easement, right-of-way, encroachment, restrictive covenant, right-of-entry, lease, license, assignment, option or claim or any other encumbrance, charge against or interest in property to secure payment of a debt or performance of an obligation (including the interest of a vendor or lessor under any conditional sale agreement, or of a lessor under any lease including a capital lease or other title retention agreement), or any title defect of whatever kind or nature, regardless of form, whether or not registered or registrable and whether or not consensual or arising by law (statutory or otherwise);

“Environmental Laws” has the meaning assigned to it in Section 5.2(w);

“Exchange” means the TSXV and/or any other stock exchange on which the Common Shares are listed by the Corporation at any given time;

“Financial Statements” has the meaning assigned to it in Section 5.2(j);

“First Nations” means any first nations, Métis or indigenous or aboriginal person(s), tribe(s), or band(s) of Canada, the United States or Brazil;

“First Nations Claims” means any written claims, assertions or demands, whether proven or unproven, made by any First Nations to the Corporation or its Subsidiaries or a Governmental Entity and communicated in writing by such Governmental Entity to the Corporation or any of its Subsidiaries, in respect of asserted or proven aboriginal rights, aboriginal title, treaty rights or any other aboriginal interest in or to, or with respect to, all or any portion of Corporation Mineral Rights;

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“Franco-Nevada Intercreditor Agreement” means the intercreditor agreement to be entered into by The Bank of Nova Scotia, as administrative agent for and on behalf of The Bank of Nova Scotia, Bank of Montreal, ING Capital LLC and Société Générale, and any other “Finance Party” party to the Scotia Facility from time to time (as defined therein), MDCI, Franco-Nevada U.S. Corporation, NewCastle Gold Ltd., Telegraph Gold Inc., Viceroy Gold Corporation and Castle Mountain Venture, a general partnership existing under the laws of California, as agreed to by the Corporation, MDCI (acting reasonably), Franco-Nevada U.S. Corporation and The Bank of Nova Scotia;

“Governmental Authorizations” means all authorizations, approvals, orders, rulings, certificates, consents, directives, notices, licenses, permits, variances, registrations or other rights issued to or required by the Corporation or its Subsidiaries by or from any Governmental Entity;

“Governmental Entity” means (i) any governmental or public department, central bank, court, minister, governor-in-council, cabinet, commission, tribunal, board, bureau, agency, commissioner or instrumentality, whether international, multinational, national, federal, provincial, state, municipal, local, or other; (ii) any subdivision or authority of any of the above; (iii) any stock exchange, including the TSXV; and (iv) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the above;

“Guarantor” means any one of the Material Subsidiaries subsisting as of the date hereof and any Person who, after the date hereof, becomes a Material Subsidiary.

“Hazardous Substances” means any hazardous or toxic substances or wastes, pollutants or contaminants or any prohibited substances or dangerous goods as defined judicially or interpreted or identified in any Environmental Laws;

“IFRS” means International Financial Reporting Standards issued by the International Accounting Standards Board;

“Intercreditor Agreements” means, collectively, the Sandstorm Intercreditor Agreement, the Franco-Nevada Intercreditor Agreement and the Omnibus Intercreditor Agreement;

“Interim Financials” has the meaning assigned to it in Section 5.2(j);

“Investor Rights Agreement” means the investor rights and governance agreement to be entered into between MDCI and the Corporation on the Closing Date, in the form attached as Schedule B;

“Losses” means any and all damages, claims, losses, liabilities, fines, injuries, costs, penalties and expenses, including any diminution of value of the Equity Securities held by MDCI and its Affiliates;

“Material Adverse Effect” means any change, effect, event, occurrence, circumstance or state of facts that, individually or in the aggregate, is or would reasonably be expected to be, material and adverse to the business, properties, operations, financial condition, results of operations, assets or liabilities or prospects of the Corporation and its Subsidiaries on a consolidated basis, except any change, effect, event, occurrence, circumstance or state of facts resulting directly or indirectly from or relating to: (i) the announcement of the execution of this Agreement or the transactions contemplated hereby; (ii) changes in general economic, securities, financial, banking or currency exchange markets; (iii) any change in IFRS; (iv) any natural disaster provided that it does not have a materially disproportionate effect on the Corporation or any of its Subsidiaries on a consolidated basis relative to comparable mining companies; (v) changes affecting the mining industry generally or metal prices, provided that such changes do not have a materially disproportionate effect on the Corporation or the Subsidiaries on a consolidated basis relative to comparable mining companies; (vi) generally applicable changes in Applicable Law; (vii) the commencement or continuation of any war, armed hostilities or acts of terrorism; (viii) changes in political or civil conditions in any jurisdiction in which the Corporation’s or a Subsidiary’s assets and/or their respective business and operations are located that do not materially disproportionately affect the Corporation or its Subsidiaries on a consolidated basis relative to comparable mining companies; and (ix) any decrease in the market price or any decline in the trading volume of the Common Shares (it being understood that the causes underlying such change in market price or trading volume may be taken into account in determining whether a Material Adverse Effect has occurred);

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“Material Subsidaries” means Luna Gold Corp., Aurizona Goldfields Corp., Luna Gold Pesquisas Minerais LTDA, Mineração Aurizona S.A., NewCastle Gold Ltd., Telegraph Gold Inc., Solius HoldCo Inc., Solius AcquireCo Inc., Viceroy Gold Corporation, Mesquite Gold Mine Inc., Western Goldfields (USA) Inc., Western Mesquite Mines, Inc. or any other Person that becomes a Subsidiary of the Corporation following the date hereof and which has material assets or carries on any business, but, for greater certainty, does not include Solaris Copper Inc.;

“MDCI” has the meaning assigned to it in the Recitals;

“Mesquite Technical Report” means the technical report prepared for New Gold Inc. by RPA Inc., entitled “Technical Report on the Mesquite Mine, Imperial County, California, U.S.A.” dated February 28, 2014;

“Money Laundering Laws” has the meaning assigned to it in Section 5.2(aa);

“NI 43-101” has the meaning assigned to it in Section 5.2(r)(vii);

“Obligations” means all indebtedness, liabilities and other obligations of the Corporation to MDCI under the Debenture;

“Omnibus Intercreditor Agreement” means the intercreditor agreement to be entered into by The Bank of Nova Scotia, as administrative agent for and on behalf of The Bank of Nova Scotia, Bank of Montreal, ING Capital LLC and Société Générale, and any other “Finance Party” party to the Scotia Facility from time to time (as defined therein), MDCI, the Corporation and all of its Subsidiaries (other than Anfield Gold Corp., Magellan Minerals Ltd., Telegraph Gold (US) Corp., Telegraph Gold (US) Holding Corp., Gold Mountain Mining Corporation and Gold Mountain Resources Corp.), as agreed to by the Corporation, MDCI (acting reasonably) and The Bank of Nova Scotia;

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“Options” has the meaning assigned to it in Section 5.2(b);

“Parties” and “Party” have the meanings assigned to them in the Recitals;

“Permitted Encumbrances” has the meaning assigned to it in the Debenture in the form attached as Schedule A;

“Person” means any individual, sole proprietorship, limited or unlimited liability company, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, body corporate, joint venture, trust, pension fund, union, Governmental Entity, and a natural person including in such person’s capacity as trustee, heir, beneficiary, executor, administrator or other legal representative;

“Representatives” means, with respect to a Person, such Person’s officers, directors, employees, agents, professional advisors, counsel and other representatives;

“RSUs” has the meaning assigned to it in Section 5.2(b);

“Sandstorm Intercreditor Agreement” means the intercreditor agreement to be entered into by The Bank of Nova Scotia, as administrative agent for and on behalf of The Bank of Nova Scotia, Bank of Montreal, ING Capital LLC and Société Générale, and any other “Finance Party” party to the Scotia Facility from time to time (as defined therein), MDCI, Sandstorm Gold Ltd., the Corporation, Luna Gold Corp., Aurizona Goldfields Corporation, Luna Gold Pesquisas Minerais LTDA and Mineração Aurizona S.A., as agreed to by the Corporation, MDCI (acting reasonably), Sandstorm Gold Ltd. and The Bank of Nova Scotia;

“Scotia Facility” means the credit agreement dated as of October 30, 2018, as amended on November 22, 2018, among Solius AcquireCo Inc., as borrower, the Bank of Nova Scotia, as administrative agent, lead arranger and sole bookrunner, and the Bank of Nova Scotia, Bank of Montreal, ING Capital LLC, Société Générale and the several lenders from time to time parties thereto, as lenders, as such agreement may be amended from time to time;

“Securities Laws” means, collectively, Canadian Securities Laws and all other Applicable Laws regulating trading in, or the issuance of, the Common Shares;

“Security Documents” means the guarantees, pledges and other security documents to be delivered by the Corporation and certain of its Subsidiaries in accordance with the Debenture;

“Security Interest” has the meaning assigned to it in Section 3.1(a);

“Sprott Facilities” means, collectively, (i) the U.S.$20 million secured credit facility provided pursuant to a credit agreement dated October 30, 2018 between Solius HoldCo Inc. and Sprott Private Resource Lending (Collector), LP, and (ii) the U.S.$85 million secured credit facility provided pursuant to a credit dated December 18, 2017 between Aurizona Goldfields Corporation and Sprott Private Resource Lending (Collector), LP, as amended;

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“Subsidiary” means, in respect of any Person, another Person that is Controlled by such first-mentioned Person and, in respect of the Corporation, shall also include Solaris Copper Inc.;

“Taxes” includes any taxes, duties, fees, premiums, assessments, imposts, royalties, levies and other charges of any kind whatsoever imposed by any Governmental Entity, including all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity in respect thereof, and including those levied on, or measured by, or referred to as, income, gross receipts, profits, capital, transfer, land transfer, sales, goods and services, harmonized sales, use, value-added, excise, stamp, withholding, business, franchising, property, development, occupancy, employer health, payroll, employment, health, social services, education and social security taxes, all surtaxes, all customs duties and import and export taxes, countervail and anti-dumping, all licence, franchise and registration fees and all employment;

“Technical Reports” means, collectively, the report entitled “NI 43-101 Technical Reported on the Preliminary Feasibility Study for the Castle Mountain Project” with an effective date of July 16, 2018 and the report entitled “Feasibility Study on the Aurizona Gold Mine Project, Maranhão, Brazil, NI 43-101 Technical Report” with an effective date of July 10, 2017;

“Transaction Documents” means, collectively, this Agreement, the Investor Rights Agreement, the Debenture, the Security Documents and the Intercreditor Agreements;

“TSXV Conditional Approval” means the TSXV’s conditional approval of the issuance of the Debenture and the issuance and listing of the Conversion Shares, subject to such terms and conditions that are satisfactory to MDCI, acting reasonably; and

“TSXV” means the TSX Venture Exchange.

Section 1.2 Interpretation

For the purposes of this Agreement, except as otherwise expressly provided:

(a)	“this Agreement” means this agreement, including the schedules hereto, and not any particular part, section or other portion hereof, and includes any agreement, document or instrument entered into, made or delivered pursuant to the terms hereof, as the same may, from time to time, be supplemented or amended and in effect;
(b)	all references in this Agreement to a designated “Article”, “Part”, “Section”, “subsection” or other subdivision or to a schedule are references to the designated part, section, subsection or other subdivision of, or schedule to, this Agreement;
(c)	the words “hereof”, “herein”, “hereto” and “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular part, section, subsection or other subdivision or schedule unless the context or subject matter otherwise requires;
(d)	the division of this Agreement into parts, sections and other portions and the insertion of headings are for convenience of reference only and are not intended to interpret, define or limit the scope, extent or intent of this Agreement or any provision hereof;

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(e)	unless otherwise provided herein, all references to currency in this Agreement are to lawful money of Canada and, for greater certainty, “$” means Canadian dollars and “U.S.$” means the lawful money of the United States;
(f)	a reference in this Agreement to a statute includes all regulations made thereunder, all amendments to the statute or regulations in force from time to time, and any statute or regulation that supplements or supersedes such statute or regulations;
(g)	the singular of any term includes the plural, and vice versa, and words importing any gender include all genders, and the word “including” is not limiting whether or not non-limiting language (such as “without limitation” or “but not limited to” or words of similar import) is used with reference thereto;
(h)	in the event that any date on which any action is required to be taken hereunder by any of the Parties is not a Business Day, such action will be required to be taken on the next succeeding day which is a Business Day; and
(i)	a matter shall be considered to be publicly disclosed only to the extent such matter is disclosed in one of the Corporation Public Documents that has been filed on SEDAR.

Section 1.3 Control

(a)	For the purposes of this Agreement:
(i)	a Person Controls a body corporate if securities of the body corporate to which are attached more than 50% of the votes that may be cast to elect directors of the body corporate are beneficially owned by such Person and the votes attached to those securities are sufficient, if exercised, to elect a majority of the directors of the body corporate;
(ii)	a Person Controls an unincorporated entity, other than a limited partnership, if more than 50% of the ownership interests, however designated, into which the entity is divided are beneficially owned by such Person and such Person is able to direct the business and affairs of the entity; and
(iii)	the general partner of a limited partnership Controls the limited partnership.
(b)	A Person who Controls an entity is deemed to Control any entity that is Controlled, or deemed to be Controlled, by the entity.
(c)	A Person is deemed to Control, within the meaning of Section 1.3(a)(i) or Section 1.3(a)(ii), an entity if the aggregate of:

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(i)	any securities of such entity that are beneficially owned by that Person; and
(ii)	any securities of such entity that are beneficially owned by any entity Controlled by that Person;

is such that, if such Person and all of the entities referred to in Section 1.3(c)(ii) that beneficially own securities of such entity were one Person, such Person would Control such entity.

Section 1.4 Knowledge

References in this Agreement to “the knowledge of the Corporation”, “the Corporation’s knowledge” or words of similar import means the actual knowledge of the Chief Executive Officer, the Chief Financial Officer, or the Chief Operating Officer of the Corporation, after making due inquiry of other responsible officers and employees of the Corporation and/or its Subsidiaries, to inform themselves as to the relevant matters, but, in each case, without the requirement to make any inquiries of third parties or Governmental Entities or to perform any search of any public registry office or system.

Section 1.5 Schedules

Attached to and forming part of this Agreement are the following schedules:

Schedule A - Form of Debenture

Schedule B - Form of Investor Rights Agreement

Article 2
DEBENTURE

Section 2.1 Purchase of Debenture

Subject to the terms and conditions of this Agreement, on the Closing Date, MDCI will subscribe for and purchase from the Corporation, and the Corporation will issue and sell to MDCI, the Debenture for aggregate cash consideration equal to U.S.$130,000,000 (the “Advance”).

Section 2.2 Issuance Fee

The Corporation shall pay to MDCI, concurrently with the issuance and sale to MDCI of the Debenture, an issuance fee of 1.5% of the amount of the Advance. The Corporation agrees that such fee can be deducted from the disbursement of the Advance.

Section 2.3 Adjustments to Conversion Price

In the event that, at any time after the Effective Date, any action is undertaken by or in relation to the Corporation which would trigger an adjustment to the Conversion Price or the number of Conversion Shares issuable upon the conversion of the Debenture, then the Conversion Price of the Debenture will be adjusted to reflect the adjustments that would have been applicable to the Debenture if it had been issued on the Effective Date. For greater certainty, the Debenture shall be so adjusted only once in respect of any such event.

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Article 3
security

Section 3.1 Security

On the Closing Date, as general and continuing security for the payment and performance of the Obligations, the Corporation shall:

(a)	execute in favour of MDCI and cause its Material Subsidiaries to execute in favour of MDCI, each of the Security Documents pursuant to which it and they will convey, assign, mortgage, pledge, charge, transfer and set over, as the case may be, and grant to MDCI a second ranking perfected encumbrance, security interest, charge, hypothec and mortgage on all of the Collateral in favour of MDCI subject to the Intercreditor Agreements (the “Security Interest”), provided that, with respect to those Security Documents governed by Brazilian law, the registration and perfection of the applicable Security Documents with the DNPM may remain outstanding provided the relevant Security Documents have been filed with the DNPM by the Closing; and
(b)	execute and deliver and or cause its Material Subsidiaries to execute and deliver, in favour of MDCI, all such further security agreements, mortgages, hypothecs, assignments, financing statements and amendments thereto, Canadian legal opinions, non-Canadian legal opinions, and other instruments and documents in a form satisfactory to MDCI in its sole discretion, and do all such other acts and things, or cause all such other acts and things to be done, as MDCI may from time to time require, to create, grant and maintain the Security Interest.

Article 4
COVENANTS and ACKNOWLEDGEMENTs

Section 4.1 Mutual Covenants

Subject to the terms and conditions of this Agreement, each of the Corporation and MDCI agrees to use all commercially reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as practicable the Advance on the Closing Date, and all related matters contemplated by this Agreement and to cooperate with each other in connection with the foregoing, including using commercially reasonable efforts to:

(a)	defend all lawsuits or other legal proceedings challenging this Agreement or the consummation of the Advance;
(b)	cause to be lifted or rescinded any injunction or restraining order or other order adversely affecting the ability of the Parties to consummate the Advance;
(c)	effect all necessary registrations and other filings and submissions of information requested by Governmental Entities or required under any applicable Securities Laws or any other Applicable Law relating to the Advance;

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(d)	execute and deliver such documents as the other Party may reasonably require in order to consummate the Advance; and
(e)	fulfill all conditions to the Advance.

Section 4.2 Governmental Authorizations

(a)	MDCI and the Corporation shall use their reasonable best efforts to prepare and file as soon as reasonably practicable with each applicable Governmental Entity all filings and requests for such Governmental Authorizations as may be necessary, proper or advisable to consummate the Advance and the conversion of the Debenture into Conversion Shares in accordance with the terms of the Debenture, as determined by MDCI, acting reasonably. MDCI and the Corporation shall diligently pursue and use their reasonable best efforts to obtain such Governmental Authorizations as soon as reasonably practical and will cooperate with each other in seeking such Governmental Authorizations. To such end, MDCI and the Corporation agree to make available the personnel and other resources of their respective organizations in order to obtain all such Governmental Authorizations.
(b)	Each Party will promptly inform the other Party (or its external counsel in respect of competitively-sensitive, privileged or confidential matters) of any material communication received by such Party from, or given by such Party to, any Governmental Entity from which any Governmental Authorization is requested regarding the Advance and the conversion of the Debenture into Conversion Shares, and will permit the other Party (or its external counsel in respect of competitively-sensitive, privileged or confidential matters) to review any material communication given by it to, and consult with each other in advance of any response to, or meeting or conference with, any such Governmental Entity, and to the extent permitted by such Governmental Entity, give the other Party the opportunity to review such response and to attend and to participate in such meetings and conferences.

(c)	Without limiting the generality of Section 4.2(a) and Section 4.2(b),

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Section 4.3 Conduct of Business During Interim Period

(a)	Without limiting Section 4.1, the Corporation will from and including the date of this Agreement through to and including the Closing:
(i)	do all such acts and things necessary to ensure that all of the representations and warranties of the Corporation contained in this Agreement remain true and correct in all material respects (except those representations and warranties which are qualified by materiality which shall be true and correct in all respects) and not do any such act or thing that would render any representation or warranty of the Corporation contained in this Agreement materially untrue or incorrect;
(ii)	conduct its business and affairs and maintain its properties and facilities in, and not take any action except in, the usual, ordinary and regular course of business consistent with past practice;
(iii)	ensure that its Subsidiaries conduct their respective businesses and affairs, and maintain their respective properties and facilities in, and not take any action except in, the usual, ordinary and regular course of business consistent with past practice; and
(iv)	use commercially reasonable efforts to preserve intact its and its Subsidiaries’ present business organization, material assets (including the Corporation Mineral Rights) and goodwill, maintain its and its Subsidiaries’ real property interests (including title to, and leasehold interests in respect of, any real property) in good standing, keep available the services of its officers and employees as a group and preserve the current material relationships with suppliers, distributors, employees, consultants, customers and others having business relationships with it and its Subsidiaries.
(b)	The Corporation will not directly or indirectly, without the prior written consent of MDCI, such consent not to be unreasonably withheld or delayed, from and including the date of this Agreement through to and including the Closing:
(i)	issue any Common Shares or securities convertible into Common Shares, other than pursuant to the exercise or conversion of Options or RSUs outstanding as at the date hereof or pursuant to the Corporation’s security based compensation arrangements;
(ii)	sell, pledge, lease, dispose of or encumber any material assets, rights or properties (including any interest in any Material Subsidiary), except in the ordinary course of business;
(iii)	acquire or agree to acquire (by merger, amalgamation, acquisition of shares or assets or otherwise) any company, partnership or other business organization or division, or incorporate or form, or agree to incorporate or form, any company, partnership or other business organization not in the ordinary course of business or make or agree to make any investment either by purchase of shares or securities, contributions of capital, property transfer or purchase of, any property or assets of any other Person;

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(iv)	make any other material change to its business or affairs;
(v)	enter into or agree to the terms of any joint venture or similar agreement, arrangement or relationship;
(vi)	enter into any stream, royalty, off-take or commodity-linked financing or similar transaction;
(vii)	pay, discharge or satisfy any material claims, liabilities or obligations other than the payment, discharge or satisfaction, in the ordinary course of business, of liabilities reflected or reserved against in the Interim Financials or incurred in the ordinary course of business or as contemplated by Section 4.6;
(viii)	waive, release, grant or transfer any rights of value or modify or change in any material respect any existing material licence, lease, permit or other material document; or
(ix)	take any action that would reasonably be expected to interfere with or be inconsistent with the completion of the transactions contemplated by this Agreement.

Section 4.4 Access to Information

(a)	Subject to Applicable Law, the Corporation shall provide MDCI with:
(i)	reasonable access during normal business hours and upon reasonable advance notice to senior management and employees of the Corporation and its Subsidiaries, provided that such access does not unduly interfere with the ordinary course of conduct of the Corporation’s or its Subsidiaries’ business or operations; and
(ii)	such other information or reports reasonably requested by MDCI and that are reasonably available to, or producible by, the Corporation or its Subsidiaries.
(b)	Subject to Applicable Law, the Corporation will use its commercially reasonable efforts to provide Representatives of MDCI with reasonable access during normal business hours to the Corporation’s Representatives, all property, assets, books and records, accounting records, and source documents and any other materials or documents of the Corporation or its Subsidiaries as may be reasonably requested by MDCI and provide commercially reasonable co-operation in respect thereto, provided that such access does not unduly interfere with the ordinary course of conduct of the Corporation’s or its Subsidiaries’ business or operations.

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(c)	MDCI acknowledges and agrees that any access, information or reports provided or to which access is granted to MDCI or its Representatives pursuant to this Section 4.4 shall be subject to the terms of the confidentiality agreement between the Corporation and MDCI dated ________________.

Section 4.5 Publicity

The Parties agree that the Corporation will issue a press release with respect to this Agreement as soon as practicable after its due execution, the content of which shall be agreed upon by each of the Parties. The Parties shall reasonably co-operate in the preparation of presentations and/or communication plans, if any, to the shareholders of the Corporation or other stakeholders regarding this Agreement. A Party shall not issue any press release or make any other public statement or disclosure with respect to this Agreement without the consent of the other Party (which consent shall not be unreasonably withheld, conditioned or delayed); provided, however, that the foregoing shall be subject to each Party’s overriding obligation to make any disclosure or filing in accordance with Applicable Laws, including Securities Laws, and if, in the opinion of its outside legal counsel, such disclosure or filing is required and the other Party has not reviewed or commented on the disclosure or filing, the Party shall use its reasonable best efforts to give the other Party prior oral or written notice and a reasonable opportunity to review or comment on the disclosure or filing (other than with respect to confidential information contained in such disclosure or filing). The Party making such disclosure shall give reasonable consideration to any comments made by the other Party or its counsel, and if such prior notice is not possible, shall give such notice immediately following the making of such disclosure or filing. Notwithstanding the foregoing, a Party may have discussions with its shareholders, financial analysts and other stakeholders relating to this Agreement or the transactions contemplated by it, provided that such discussions (i) are not inconsistent with (A) the most recent press release, public disclosures or public statements made by the Corporation or MDCI that was approved by all Parties prior to filing or release, as applicable, and (B) any joint communication plan developed by the Parties, and (ii) in the case of discussions by the Corporation, do not include any representation regarding the intentions of MDCI or its Affiliates in respect of its investment in the Corporation, unless specifically agreed by MDCI. The Parties acknowledge that the Corporation will file this Agreement and a material change report relating thereto on SEDAR, and the Corporation agrees to make any redactions to such documents required to be filed reasonably requested by MDCI and permitted by Applicable Law.

Section 4.6 Use of Proceeds

The Corporation shall use the proceeds from the sale of the Debenture: (i) to repay the Sprott Facilities concurrently with the Closing; (ii) to fund the Castle Mountain Gold Mine Phase I operations; and (iii) general working capital purposes.

Section 4.7 Listing on TSX

The Corporation shall use commercially reasonable efforts to have the Common Shares listed on the TSX by December 31, 2019.

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Section 4.8 Operating Licenses

The Corporation shall obtain, as and when required, and maintain in good standing all material permits and approvals necessary for the ownership of its property and for the conduct of its business in each relevant jurisdiction.

Section 4.9 Acknowledgements of MDCI

In the event that MDCI exercises any portion of its Conversion Right, any certificates representing the Conversion Shares shall bear the following legend until the expiration of the applicable hold period:

“UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY SHALL NOT TRADE THE SECURITY BEFORE [INSERT THE DATE THAT IS FOUR MONTHS AND A DAY AFTER THE ISSUANCE DATE OF THE DEBENTURE].

WITHOUT PRIOR WRITTEN APPROVAL OF TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL [INSERT THE DATE THAT IS FOUR MONTHS AND A DAY AFTER THE ISSUANCE DATE OF THE DEBENTURE].”

Article 5
REPRESENTATIONS AND WARRANTIES

Section 5.1 Representations and Warranties of MDCI

MDCI hereby represents and warrants to the Corporation, and acknowledges that the Corporation is relying upon such representations and warranties in connection with the entering into of this Agreement, that, as at the date of this Agreement (except to the extent that such representations, warranties and acknowledgements expressly speak of an earlier date):

(a)	Organization and Good Standing. MDCI is duly organized and validly existing under the laws of the United Arab Emirates.
(b)	Due Authorization.
(i)	The execution, delivery and performance by MDCI of the Transaction Documents and the consummation by MDCI of the transactions contemplated hereby and thereby are within its corporate powers and have been duly authorized, and no other corporate proceedings on the part of MDCI are necessary to authorize the execution, delivery and performance of the Transaction Documents, or the transactions contemplated hereby and thereby; and
(ii)	this Agreement has been duly executed and delivered by MDCI and when duly executed and delivered by each of the Parties, this Agreement will constitute a legal, valid and binding agreement of MDCI enforceable against it in accordance with its terms, except in each case as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors rights generally or by equitable principles relating to enforceability, regardless of whether considered in a proceeding in equity or at law.

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(c)	Governmental Authorization. The execution, delivery and performance by MDCI of the Transaction Documents, and the consummation by MDCI of the transactions contemplated thereby, require no action by or in respect of, or filing with or approval from, or consent or authorization from, any Governmental Entity, other than (i) filings under applicable Securities Laws; and (ii) any actions, filings or approvals the absence of which would not reasonably be expected to materially impair the ability of it to complete the transactions contemplated by this Agreement.
(d)	Non-Contravention. The execution, delivery and performance by MDCI of the Transaction Documents, and the consummation by MDCI of the transactions contemplated thereby, do not (i) contravene, conflict with, or result in any violation or breach of any provision of the Constating Documents of MDCI or resolutions of the shareholders or directors (or any committee thereof) of MDCI, (ii) contravene, conflict with or result in a violation or breach of any provision of any Applicable Law, or (iii) require any consent or other action by any Person under, or constitute, with or without notice or lapse of time or both, a breach of any material contract to which it is a party or by which it or any of its properties or assets may be bound, with such exceptions, in the case of clauses (ii) and (iii) above, as would not be reasonably expected to adversely affect the ability of MDCI to consummate the transactions contemplated by this Agreement.
(e)	Investment Representations.
(i)	MDCI is purchasing the Debenture as principal, for investment purposes only, and not in a transaction or series of transactions involving a purchase and sale or a repurchase and resale in the course of or incidental to a distribution and MDCI has not been created, and is not used, solely to purchase or hold securities in reliance on an exemption from the prospectus requirements of Canadian Securities Laws.
(ii)	MDCI is an “accredited investor” as defined in National Instrument 45-106 - Prospectus Exemptions of the Canadian Securities Administrators.
(iii)	MDCI acknowledges that it has not purchased the Debenture as a result of any general solicitation or general advertising, including, without limitation, advertisements, articles, notices or other communications published in any newspaper, magazine or similar media (print or electronic) or broadcast over radio or television or the internet, or any seminar or meeting whose attendees have been invited by general solicitation or general advertising.
(iv)	The subscription for the Debenture by MDCI does not or will not contravene any of the applicable Securities Laws in the jurisdiction in which MDCI is resident and does not trigger any obligation to prepare and file a prospectus, registration statement or similar document, on the part of the Corporation, or any obligation of the Corporation to complete and file report(s) of trades in such jurisdiction.

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(v)	MDCI is entitled under applicable Securities Laws in the jurisdiction in which MDCI is resident to purchase the Debenture without the benefit of a prospectus qualified or a registration statement (or equivalent) declared effective under such Securities Laws.
(vi)	The funds representing the aggregate purchase price in respect of the Debenture which will be advanced by or on behalf of MDCI to the Corporation hereunder do not represent proceeds of crime for the purposes of the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), and MDCI acknowledges that the Corporation may in the future be required by law to disclose MDCI’s name and other information relating to this Agreement, on a confidential basis, pursuant to the such legislation.
(f)	Funds Available. MDCI has, and MDCI will have at the Closing Date, sufficient funds available to satisfy the aggregate amount payable by MDCI for the Debenture issuable on the Closing Date. The obligations of MDCI hereunder are not subject to any conditions regarding the ability of MDCI to obtain financing for the transactions contemplated by this Agreement.
(g)	Securities Ownership. As at the date hereof, neither MDCI, nor any Person acting jointly or in concert with MDCI, beneficially owns or exercises control or direction over any securities of the Corporation.
(h)	Finder’s Fee. There is no Person acting on MDCI’s behalf in connection with the transactions contemplated herein who is entitled to any brokerage or finder’s fee.

Section 5.2 Representations and Warranties of the Corporation

The Corporation hereby represents and warrants to MDCI, and acknowledges that MDCI is relying upon such representations and warranties in connection with the entering into of this Agreement, that, as at the date of this Agreement (except to the extent that such representations, warranties and acknowledgements expressly speak of an earlier date):

(a)	Organization and Good Standing. The Corporation and each of its Subsidiaries has been duly created, incorporated, amalgamated or organized and is validly existing and in good standing and up to date in all material corporate filings under the laws of its respective jurisdictions of organization, is duly qualified to do business in each jurisdiction in which its respective ownership or lease of property or the conduct of its respective businesses requires such qualification, and has all power and authority necessary to own or hold its respective properties and to conduct the businesses currently and customarily carried on by it.

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(b)	Capitalization, Ownership of Subsidiaries.
(i)	The Corporation has authorized share capital consisting of an unlimited number of Common Shares, of which, as of the date hereof, there are 552,923,384 Common Shares issued and outstanding.
(ii)	Section 5.2(b)(ii) of the Disclosure Letter contains a list of the number of outstanding Common Share purchase warrants (the “Warrants”), options to acquire Common Shares pursuant to the Corporation’s stock option plan (the “Options”) and RSUs issued pursuant to the Corporation’s RSU Plan (the “RSUs”) and the exercise price and vested percentage, as applicable, of such Warrants, Options and RSUs as of the date hereof. All of the Common Shares issuable upon the exercise of rights under the Warrants, Options and RSUs, have been duly authorized and, upon issuance in accordance with their respective terms, will be validly issued as fully paid and non-assessable and are not and will not be subject to or issued in violation of, any pre-emptive rights.
(iii)	Except for the Warrants, Options and RSUs and as set forth in Section 5.2(b)(iii) of the Disclosure Letter, as of the date hereof there are no issued, outstanding or authorized options, equity-based awards, warrants, calls, conversion, pre-emptive, redemption, repurchase, stock appreciation, registration or other rights, or any other agreements, arrangements, instruments or commitments of any kind that obligate the Corporation or any of its Subsidiaries to, directly or indirectly, issue or sell any securities of the Corporation or any of its Subsidiaries, or give any Person a right to subscribe for or acquire, any securities of the Corporation or any of its Subsidiaries. The Corporation is not a party to any agreement, nor does the Corporation have knowledge of any agreement, which in any manner affects the voting control of any of the securities of the Corporation or its Subsidiaries.
(iv)	Section 5.2(b)(iv) of the Disclosure Letter contains a complete list of all Subsidiaries of the Corporation, including the type and number of issued and outstanding shares or other equity interests of each such Subsidiary and the Person in whose name such shares or equity interests are registered. The Corporation beneficially owns, directly or indirectly, 100% of the issued and outstanding shares or other equity interests in such Subsidiaries free and clear of all Encumbrances.
(v)	All of the outstanding shares or other equity interests of the Corporation and of each of its Subsidiaries have been fully paid and have been validly issued in compliance with the Constating Documents of the Corporation and each Subsidiary, as applicable, and in compliance with Applicable Law and not in violation of or subject to any Encumbrance or pre-emptive rights or other contractual rights to purchase securities issued by the Corporation or any of the Subsidiaries or any other claim of any third party.
(c)	Due Authorization, Binding Obligation. The execution, delivery and performance by the Corporation and/or its Subsidiaries, as applicable, of the Transaction Documents, and the consummation by the Corporation and/or its Subsidiaries, as applicable, of the transactions contemplated thereby, are within the corporate powers of the Corporation and/or its Subsidiaries, as applicable, and have been duly authorized, and no other corporate proceedings on the part of the Corporation and/or its Subsidiaries, as applicable, are necessary to authorize the execution, delivery and performance of the Transaction Documents or the transactions contemplated thereby. Each of the Transaction Documents has been duly executed and delivered by the Corporation and/or its Subsidiaries, as applicable, and when duly executed and delivered in accordance with its terms by each of the parties thereto, each of the Transaction Documents will constitute a legal, valid and binding agreement of the Corporation and/or its Subsidiaries, as applicable, enforceable against the Corporation and/or its Subsidiaries, as applicable, in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors’ rights generally or by equitable principles relating to enforceability, regardless of whether considered in a proceeding in equity or at law.

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(d)	Common Shares and Conversion Shares.
(i)	No order, ruling or decision granted by a securities commission, court of competent jurisdiction or regulatory or administrative body or other Governmental Entity having jurisdiction is in effect, pending or threatened that restricts any trades in any securities of the Corporation including any cease trade orders and, to the knowledge of the Corporation, no facts or circumstances exist which would reasonably be expected to give rise to any such order, ruling or decision or other similar claims or investigations.
(ii)	The currently issued and outstanding Common Shares are listed and posted for trading on the TSXV and the Corporation is in compliance in all material respects with all of the listing conditions on the TSXV. The Corporation has not taken any action which would be reasonably expected to result in the delisting or suspension of the Common Shares on or from the TSXV.
(iii)	The Conversion Shares have been duly authorized for issuance and sale by all necessary action on the part of the Corporation and, when issued and delivered by the Corporation in accordance with the terms of the Debenture, will have been validly issued and will be outstanding as fully paid and non-assessable, will not have been issued in violation of or subject to any pre-emptive rights or other contractual rights to purchase securities issued by the Corporation, will be listed and posted for trading on the Exchange and will be freely tradeable, subject to any applicable resale restrictions, including applicable hold periods imposed by the applicable Securities Laws.

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(e)	Debenture.
(i)	The form of certificate representing the Debenture has been approved by the board of directors of the Corporation and adopted by the Corporation and complies with all Applicable Law.
(ii)	The Debenture has been duly authorized for issuance and sale by the Corporation.
(iii)	At all times prior to the full conversion of the Debenture, the Corporation will be in a position to issue such number of Conversion Shares in accordance with the terms of the Debenture and will be permitted to do so under applicable rules and regulations of the Exchange.
(f)	Governmental Authorization. The execution, delivery and performance by the Corporation and/or its Subsidiaries, as applicable, of the Transaction Documents, and the consummation by the Corporation and/or its Subsidiaries, as applicable, of the transactions contemplated thereby, and the issuance of the Conversion Shares, require no action by or in respect of, or filing with or approval from, or consent or authorization from any Governmental Entity, other than:
(i)	the TSXV Conditional Approval and the filings required to be made by the Corporation in connection therewith, under the rules of the TSXV, prior to or following the Closing; and
(ii)	the filing by the Corporation of a Form 45-106F6 - Report of Exempt Distribution with the British Columbia Securities Commission within 10 days following the Closing Date.
(g)	Non-Contravention. Except as set forth in Section 5.2(g) of the Disclosure Letter, the execution, delivery and performance by the Corporation and/or its Subsidiaries, as applicable, of the Transaction Documents, and the consummation by the Corporation and/or its Subsidiaries, as applicable, of the transactions contemplated thereby, and the issuance of the Conversion Shares, do not (i) contravene, conflict with, or result in any violation or breach of any provision of the Constating Documents or resolutions of the shareholders or directors (or any committee thereof) of the Corporation, (ii) assuming compliance with the matters referred to in paragraph (f) above, contravene, conflict with or result in a violation or breach of any provision of any Applicable Law, or (iii) require any consent or other action by any Person (other than those which have been obtained as of the date hereof) under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default, under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Corporation or any of its Subsidiaries is entitled under any provision of any contract or any Governmental Authorization to which the Corporation or any of its Subsidiaries is a party or subject and which is material to the business of the Corporation or its Subsidiaries or by which the properties or assets of Corporation or any of its Subsidiaries may be bound or affected.
(h)	Compliance with Laws. The Corporation and its Subsidiaries are and have been, in all material respects, in compliance with, and conduct their businesses, in all material respects, in conformity with, all Applicable Laws. There is no pending or, to the knowledge of the Corporation, proposed change to any laws applicable to the Corporation or its Subsidiaries that would render illegal or materially restrict the business of the Corporation and its Subsidiaries or have a Material Adverse Effect.

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(i)	Reporting Issuer Status. The Corporation is a reporting issuer in each of the Canadian Reporting Jurisdictions. The Corporation is in compliance in all material respects with applicable Securities Laws and is not on the list of defaulting reporting issuers maintained by the Canadian Securities Regulators of the Canadian Reporting Jurisdictions.
(j)	Financial Statements. The audited consolidated financial statements and the related notes thereto of the Corporation and its consolidated Subsidiaries for the years ended December 31, 2017 and 2016 (the “Annual Financials”) and interim consolidated financial statements and the related notes thereto of the Corporation and its consolidated Subsidiaries for the three and nine months ended September 30, 2018 and 2017 (the “Interim Financials”, and together with the Annual Financials, the “Financial Statements”) (A) have been prepared in accordance with IFRS, applied on a consistent basis throughout the periods involved or as noted therein, (B) comply as to form in all material respects with applicable requirements of the Canadian Securities Laws, (C) are, in all material respects, consistent with the books and records of the Corporation, and (D) present fairly, in all material respects, the financial position of the Corporation and its consolidated Subsidiaries as of the dates indicated and the results of their operations and the changes in their cash flows for the periods specified.
(k)	Off-Balance Sheet Arrangements and Liabilities. There are no material off-balance sheet transactions, arrangements or obligations (including contingent obligations) of the Corporation or any Subsidiary which are required to be disclosed and are not disclosed or reflected in the Annual Financials, and the Corporation and its Subsidiaries do not have any material liabilities, obligations, indebtedness or commitments, whether accrued, absolute, contingent or otherwise, which are not disclosed or referred to in the Financial Statements or the Corporation Public Documents.
(l)	Books and Records. The minute books and records of the Corporation and its Subsidiaries which the Corporation has made available to MDCI in connection with its due diligence investigation of the Corporation and its Subsidiaries are all of the minute books and all of the records of the Corporation and its Subsidiaries for the past two years and contain copies of all constating documents, including all amendments thereto, and all proceedings of securityholders and directors (and committees thereof) and are complete in all material respects for that period.
(m)	No Material Changes.

Since December 31, 2017, except as disclosed in the Corporation Public Documents:

(i)	there has not been any material change in the share capital or long-term debt of the Corporation or any of its Subsidiaries, or any dividend or distribution of any kind declared, set aside for payment, paid or made by the Corporation on any class of shares;

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(ii)	neither the Corporation nor any of its Subsidiaries has entered into any transaction or agreement that is material to the Corporation and its Subsidiaries taken as a whole or incurred any liability or obligation, direct or contingent, that is material to the Corporation and its Subsidiaries taken as a whole;
(iii)	neither the Corporation nor any of its Subsidiaries has sustained any material loss or interference with its business from fire, explosion, flood or other calamity, whether or not covered by insurance, or from any labour disturbance or dispute or any action, order or decree of any court or arbitrator or Governmental Entity; and
(iv)	there has not occurred any Material Adverse Effect.
(n)	No Violation or Default. Neither the Corporation nor any of its Subsidiaries is (i) in violation of its Constating Documents, (ii) in default of, and no event has occurred that, with notice or lapse of time or both, would constitute such a default, in the due performance or observance of any term, covenant or condition contained in any indenture, mortgage, deed of trust, loan agreement or other material agreement or instrument to which the Corporation or any of its Subsidiaries is a party or subject or by which the Corporation or any of its Subsidiaries is bound or to which any of the property or assets of the Corporation or any of its Subsidiaries is subject, or (iii) in a material violation of any Applicable Laws or Governmental Authorizations.
(o)	Legal Proceedings. Except as disclosed in the Corporation Public Documents, there are no material legal, governmental or regulatory investigations, actions, suits or proceedings pending to which the Corporation or any of its Subsidiaries is or may be a party or to which any property of the Corporation or any of its Subsidiaries is or may be subject and no such investigations, actions, suits or proceedings are, to the knowledge of the Corporation, threatened or contemplated by any Governmental Entity or threatened by others.
(p)	Continuous Disclosure. The Corporation is in compliance in all material respects with its continuous disclosure obligations under Canadian Securities Laws, and, without limiting the generality of the foregoing, there has been no material change that has occurred which has not been publicly disclosed. The information and statements in the Corporation Public Documents were true and correct in all material respects as of the respective dates of such information and statements and at the time that any such documents were filed on SEDAR and, as of the respective dates filed (or, if amended or superseded by a subsequent filing prior to the date of this Agreement, on the date of such filing), did not contain an untrue statement of a material fact and did not omit to state any material fact that was required to be stated or necessary to prevent a statement that is made from being false or misleading in the circumstances in which it was made. The Corporation has not filed any confidential material change reports which remain confidential as at the date hereof.

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(q)	Title to Real and Personal Property. The Corporation and its Subsidiaries have good and marketable, in the case of real property, and valid, in the case of personal property, title, or have valid rights to lease or otherwise use, all material items of real and personal property (other than the Corporation Mineral Rights, which are exclusively dealt with in Section 5.2(r)) that are used or held by the Corporation and its Subsidiaries, in each case free and clear of all Encumbrances except for Permitted Encumbrances. The Corporation and its Subsidiaries have not received any notice of any expropriation or similar proceeding by a Governmental Entity, including any proceeding to require the transfer or issue of equity interests in the Corporation or any of its Subsidiaries or any of their respective assets, nor, to the knowledge of the Corporation, are any such proceedings pending or threatened against the Corporation, any of its Subsidiaries or their respective assets or part thereof.
(r)	Corporation Mineral Rights.
(i)	The Corporation and its Subsidiaries hold appropriate property or proprietary interests or rights, recognized in the jurisdictions in which their respective businesses are conducted, sufficient to permit the Corporation and its Subsidiaries to conduct mineral exploration, development, production and related activities thereon, free and clear of any Encumbrances except for Permitted Encumbrances.
(ii)	All Corporation Mineral Rights are validly registered and recorded in accordance with all Applicable Laws and are valid and subsisting; the Corporation and its Subsidiaries have all necessary surface rights, access rights and other necessary rights and interests relating to the Corporation Mineral Rights, with only such exceptions as do not unreasonably interfere with the use made by the Corporation or its Subsidiaries of the rights or interest so held; and each of the Corporation Mineral Rights and each of the documents, agreements and instruments and obligations relating thereto is currently in good standing in the name of the Corporation or one of its Subsidiaries.
(iii)	Except as disclosed in the Corporation Public Documents or the Mesquite Technical Report, the Corporation or one of its Subsidiaries has the exclusive right to deal with the Corporation Mineral Rights, and there are no restrictions on the ability of the Corporation or its Subsidiaries to use, transfer or exploit the Corporation Mineral Rights except pursuant to Applicable Laws.
(iv)	Except as disclosed in the Corporation Public Documents or the Mesquite Technical Report, no person other than the Corporation has any interest in the production or profits to be obtained in the future from the Corporation Mineral Rights or any royalty in respect thereof or any right to acquire any such interest except pursuant to Applicable Law.
(v)	The Corporation has not received any notice, whether written or oral, from any Governmental Entity of any revocation or intention to revoke the interest of the Corporation or its Subsidiaries in any Corporation Mineral Rights.

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(vi)	There are no adverse claims, actions, suits or proceedings that are pending or, to the knowledge of the Corporation, threatened, and there is no state of facts or events that, to the knowledge of the Corporation, would reasonably be expected to give rise thereto or to adversely affect the title to or right to explore or develop the Corporation Mineral Rights, including without limitation, claims of any community, including First Nations, that resides within or near the areas of the Corporation Mineral Rights.
(vii)	The Corporation has duly and timely filed all technical reports required by National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) to be filed by it in accordance with Applicable Law. All Technical Reports have been prepared and disclosed in accordance with the requirements of, and in compliance with, NI 43-101, including Form 43-101F1, as the same were in effect on the date of the filing of the applicable document.
(viii)	The Technical Reports include an accurate description of the Corporation’s material mineral projects that are the subject thereof and the Corporation Mineral Rights with respect thereto, and no other property or assets are or will be necessary for the conduct of the business of the Corporation as currently conducted thereon. To the knowledge of the Corporation, there is no claim or the basis for any claim that would reasonably be expected to have a material adverse effect on any of the Corporation Mineral Rights.
(ix)	There has been no material and adverse change of which the Corporation is aware that would disaffirm, misrepresent or change any material aspect of any Technical Report or that would require the filing of a new technical report under NI 43-101 and applicable Securities Laws. All of the material assumptions contained in the Technical Reports were reasonable and appropriate as at the respective dates thereof. Each Technical Report was prepared by, or under the supervision of, a qualified person within the meaning of NI 43-101.
(x)	The Corporation is in compliance with the provisions of NI 43-101.
(s)	Licenses and Permits. Section 5.2(s) of the Disclosure Letter sets out each material Governmental Authorization held by the Corporation and each Subsidiary. The Corporation and its Subsidiaries possess all Governmental Authorizations and have made all declarations and filings with the appropriate Governmental Authorities that are necessary for the ownership or lease of their respective properties as presently owned or the conduct of their respective businesses as presently conducted, including exploring, developing or operating the Corporation Mineral Rights as presently explored, developed or operated. Neither the Corporation nor any of its Subsidiaries has received notice of any default, revocation or adverse modification of any such Governmental Authorization and the Corporation has no reason to believe that any such Governmental Authorization will not be renewed, to the extent renewable, in the ordinary course. No proceedings are pending or, to the knowledge of the Corporation, threatened, which would reasonably be expected to result in the revocation or limitation of any such Governmental Authorization and all steps have been taken and filings made on a timely basis to maintain each Governmental Authorization in good standing.

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(t)	Employee Plans. Each material plan for retirement, bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, incentive or otherwise contributed to or required to be contributed to, by the Corporation or a Subsidiary for the benefit of any current or former director, officer, employee or consultant of the Corporation or a Subsidiary has been maintained in compliance with its terms and with the requirements prescribed by any and all Applicable Laws, in each case in all material respects.
(u)	Material Accruals. All material accruals for unpaid vacation pay, premiums for unemployment insurance, health premiums, federal or state pension plan premiums, accrued wages, salaries and commissions and employee benefit plan payments have been reflected in the books and records of the Corporation or its Subsidiaries.
(v)	Labour/Employment Matters. No material labour dispute, complaint, grievance or other conflict with the employees of the Corporation or its Subsidiaries currently exists, is pending or, to the knowledge of the Corporation, is threatened. Except as set forth in Section 5.2(v) of the Disclosure Letter, no collective bargaining agreement is in place or currently being negotiated by the Corporation or its Subsidiaries. The Corporation and its Subsidiaries are currently in material compliance with all Applicable Laws respecting employment and employment practices, workers’ compensation, occupational health and safety and similar legislation, including payment in full of all amounts owing thereunder, and there are no pending claims or outstanding orders of a material nature against any of them under applicable workers’ compensation legislation, occupational health and safety or similar legislation nor has any event occurred which would reasonably be expected to give rise to any such material claim.
(w)	Compliance with Environmental Laws. The Corporation and its Subsidiaries (i) are, in all material respects, in compliance with any and all Applicable Laws relating to the protection of the environment (including any living things), occupational health and safety or Hazardous Substances (collectively, “Environmental Laws”), (ii) have received and are, in all material respects, in compliance with all permits, licenses or other approvals held by them under applicable Environmental Laws to conduct their respective businesses (including with respect to the Corporation Mineral Rights), and all such permits, licenses and approvals are in full force and effect, (iii) have not failed to report to the applicable Governmental Authority the occurrence of any event which is required to be so reported by any Environmental Laws, (iv) have not received any notice of, or been prosecuted for, an offence alleging non-compliance with any Environmental Laws, (v) have not settled any allegation of non-compliance with any Environmental Laws short of prosecution, and (vi) have not received notice of any orders or directions relating to environmental matters requiring any work, repairs, construction or capital expenditures to be made with respect to any of the assets of the Corporation or its Subsidiaries or in respect of the release or transportation of Hazardous Substances. To the Knowledge of the Corporation, there has not occurred any spills, emissions, releases, deposits or discharges, in violation of Environmental Laws, of Hazardous Substances, or pollution of any property of the Corporation or its Subsidiaries, or for which the Corporation or its Subsidiaries are or may be responsible, nor are the Corporation or its Subsidiaries the subject of any outstanding stop orders, control orders, clean-up orders or reclamation orders under applicable Environmental Laws.

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(x)	Disclosure Controls. The Corporation has designed such disclosure controls and procedures, or caused them to be designed under the supervision of its Chief Executive Officer and Chief Financial Officer, to provide reasonable assurance that material information relating to the Corporation and its Subsidiaries is made known to the Corporation’s Chief Executive Officer and Chief Financial Officer with respect to the preparation of annual and interim filings.
(y)	Accounting Controls. The Corporation and its Subsidiaries maintain systems of “internal control over financial reporting” that have been designed by, or under the supervision of, their respective principal executive and principal financial officers, or Persons performing similar functions, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Since the date of the most recent balance sheet of the Corporation publicly disclosed by the Corporation, the Corporation’s auditors and the audit committee of the board of directors of the Corporation have not been advised of: (A) any significant deficiencies in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the Corporation’s ability to record, process, summarize and report financial information, or (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Corporation’s internal control over financial reporting. There are no material weaknesses in the Corporation’s internal controls.
(z)	No Unlawful Payments. Neither the Corporation nor any of its Subsidiaries, nor any director, officer, agent, employee or other Person associated with or acting on behalf of the Corporation or any of its Subsidiaries, has (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; (iii) violated or is in violation of any provision of the Foreign Corrupt Practices Act of 1977 or the Corruption of Foreign Public Officials Act (Canada); or (iv) made any bribe, unlawful rebate, unlawful payoff, influence payment, unlawful kickback or other unlawful payment.
(aa)	Compliance with Money Laundering Laws. The operations of the Corporation and its Subsidiaries are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the Proceeds of Crime (Money Laundering) Act (Canada), the money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency to which the Corporation and its Subsidiaries are subject (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any Governmental Entity or body or any arbitrator involving the Corporation or any of its Subsidiaries with respect to the Money Laundering Laws is pending or, to the best knowledge of the Corporation, threatened.

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(bb)	No Broker’s Fees. Neither the Corporation nor any of its Subsidiaries is a party to any contract, agreement or understanding with any Person that would give rise to a valid claim against MDCI for a brokerage commission, finder’s fee or like payment in connection with the transactions contemplated by the Transaction Documents.
(cc)	Insurance. The Corporation and its Subsidiaries maintain insurance against such losses, risks and damages to their properties and assets in such amounts that are customary for the business in which they are engaged and on a basis consistent with reasonably prudent persons in comparable businesses, and all of the policies in respect of such insurance coverage are in good standing, in full force and effect in all respects and not in default. Each of the Corporation and the Subsidiaries is in compliance with the terms of such policies and instruments in all material respects and there are no material claims by the Corporation or the Subsidiaries under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause.
(dd)	Independent Accountants. KPMG LLP, which has audited certain financial statements of the Corporation, is an independent registered public accounting firm with respect to the Corporation within the applicable rules and regulations adopted by all applicable securities regulators and as required by the Securities Act (British Columbia). There has not been any reportable event (within the meaning of National Instrument 51-102 - Continuous Disclosure Obligations) with KPMG LLP.
(ee)	Royalties. Other than as disclosed in the Corporation Public Documents or the Mesquite Technical Report, the Corporation and its Subsidiaries do not have any obligations to pay any amounts now or in the future in the form of royalties or other payments based on revenues, sales, production, reserves, resources or profits relating to the Corporation Mineral Rights, other than Taxes of general application payable to Governmental Authorities.
(ff)	Operational Matters. All rentals, royalties, overriding royalty interests, production payments and net profits payments due and payable, or performable, as the case may be, on or prior to the date hereof under, with respect to, or on account of, any direct or indirect assets of the Corporation or any of its Subsidiaries, have been: (A) duly paid; (B) duly performed; or (C) provided for prior to the date hereof in all material respects.
(gg)	Taxes. All tax returns required to be filed with any taxing authority by or on behalf of the Corporation and each of the Subsidiaries were filed when due with all appropriate taxing authorities in accordance with all Applicable Laws and were correct in all material respects. The Corporation and each of the Subsidiaries have timely paid (or withheld and remitted) to the appropriate taxing authority all Taxes due and payable (or to be withheld and remitted) by any of them under Applicable Law. The charges, accruals and reserves for Taxes with respect to the Corporation and the Subsidiaries reflected on the Financial Statements (whether or not due and whether or not shown on any tax return but excluding any provision for deferred income Taxes) are adequate under IFRS to cover any Taxes accruing through the dates thereof, and since the dates thereof they have not incurred any material liability for Taxes other than in the ordinary course of business as disclosed and provided for in their books and records. Except as set forth in Section 5.2(gg) of the Disclosure Letter, there are no proceedings, investigations, audits or claims now pending or, to the knowledge of the Corporation, threatened against the Corporation or any of its Subsidiaries in respect of any Taxes and there are no matters under discussion, audit or appeal with any taxing authority in respect of the Corporation or any of its Subsidiaries.

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(hh)	Status of Shares. None of the shares of the Corporation or any of its Subsidiaries derives, and none of them has at any time in the 60 months prior to the date hereof derived, more than 50% of their fair market value directly or indirectly from or from any combination of (i) real or immovable property situated in Canada, (ii) Canadian resource properties (as defined in the Income Tax Act (Canada)), (iii) timber resource properties (as defined in the Income Tax Act (Canada)); or (iv) options in respect of, or interests in, or for civil law, a right in, property described in any of (i) to (iii), whether or not the property exists.
(ii)	Solvency. Neither the Corporation nor any of its Subsidiaries has made any assignment for the benefit of its creditors nor has any receiving order been made against any of them under any bankruptcy or insolvency legislation of any jurisdiction, nor has any petition for such an order been served upon any of them, nor have any of them attempted to take benefit of any legislation with respect to financially distressed debtors, nor, after giving effect to the transactions contemplated by any of the Transaction Documents, will any of them be an insolvent Person within the meaning of the Bankruptcy and Insolvency Act (Canada) or under any bankruptcy or insolvency legislation applicable to them.
(jj)	No Sale. There are no contracts, or any right or privilege capable of becoming an agreement, for the purchase of the Corporation or any Subsidiary or any of their businesses or material assets except in the ordinary course of business, and neither the Corporation nor, except as disclosed in the Corporation Public Documents, any Subsidiary has initiated, engaged in or maintained any discussions, conditions or proceedings with respect to its sale, merger, consolidation, liquidation or reorganization.
(kk)	Long-Term and Derivative Transactions. Except as disclosed in the Corporation Public Documents, neither the Corporation nor any of its Subsidiaries has any material obligations or liabilities, direct or indirect, vested or contingent in respect of any rate swap transactions, basis swaps, forward rate transactions, commodity swaps, commodity options, equity or equity index swaps, equity or equity index options, bond options, interest rate options, foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions or currency options or any other similar transactions (including any option with respect to any of such transactions) or any combination of such transactions.
(ll)	Shareholder Loans. Except as disclosed in the Corporation Public Documents, the Corporation does not have any loans or other indebtedness outstanding which have been made to or from any of its shareholders, officers, directors or employees or any other person not dealing at arm’s length with the Corporation that are currently outstanding.

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(mm)	Insiders. To the knowledge of the Corporation, no insider of the Corporation has a present intention to sell any securities of the Corporation held by it.
(nn)	Transfer Agent. Computershare Investor Services Inc., at its offices in Vancouver, British Columbia, has been duly appointed as registrar and transfer agent for the Common Shares.
(oo)	First Nations Claims. The Corporation has not received any First Nations Claim which would reasonably be expected to materially affect the Corporation or any Subsidiary nor, to the knowledge of the Corporation, has any First Nations Claim been threatened which would be reasonably be expected to materially impair any of the Corporation Mineral Rights, any permits or the operation by the Corporation or any Subsidiary of its businesses in the areas in which such operations are carried on or in which the Corporation Mineral Rights are located and the Corporation and the Subsidiaries. The Corporation and the Subsidiaries have no material outstanding agreements, memorandums of understanding or similar arrangements with any First Nations. There are no material ongoing or outstanding discussions, negotiations, or similar communications with or by any First Nations concerning the Corporation, any Subsidiary or their respective business, operations or assets.
(pp)	Related Party Transactions. Except as disclosed in the Corporation Public Documents, neither the Corporation nor any of its Subsidiaries is indebted to any director, officer, employee or agent of, or independent contractor to, the Corporation or any of its Subsidiaries or any of their respective affiliates or associates (except for amounts due in the ordinary course as salaries, bonuses and director’s fees or the reimbursement of ordinary course expenses) and there are no contracts (other than employment arrangements) with, or advances, loans, guarantees, liabilities or other obligations to, on behalf or for the benefit of, any shareholder, officer or director of the Corporation or any of its Subsidiaries, or any of their respective affiliates or associates.

Article 6
closing and CONDITIONS OF CLOSING

Section 6.1 Closing

The Closing will, subject to the satisfaction or waiver of each of the conditions set forth in Section 6.2, Section 6.3 and Section 6.4, take place at 9 a.m. (Vancouver time) at the Vancouver offices of McCarthy Tétrault LLP on the Closing Date or at some other place as may be agreed upon by the Parties.

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Section 6.2 Mutual Conditions of Closing

The Parties’ obligations to complete the Advance are subject to the fulfilment of each of the following conditions, which conditions are for the mutual benefit of the Parties and may be waived only by the mutual consent of the Parties:

(a)	the TSXV Conditional Approval shall have been obtained;
(b)	there shall not be in effect any Applicable Law that makes the consummation of the Advance illegal or otherwise prohibits or enjoins any Party from consummating the Advance or that is made in connection with the Advance and imposes any material restrictions, limitations or conditions on either of the Parties; and
(c)	no Governmental Entity or any other Person shall have commenced any action or proceeding to enjoin the consummation of the Advance or to suspend or cease or stop trading the securities of the Corporation, and no Governmental Entity or any other Person shall have given written notice to any Party of its intention to commence any such action or proceeding.

Section 6.3 Conditions of Closing for the Benefit of the Corporation

MDCI acknowledges and agrees that the Corporation’s obligation to sell and issue the Debenture to MDCI is subject to the fulfilment of each of the following conditions, which conditions are for the exclusive benefit of the Corporation and may be waived, in whole or in part, by the Corporation in its sole discretion:

(a)	the representations and warranties of MDCI set forth in this Agreement were true and correct as of the Effective Date and are true and correct as of Closing in all respects (except for representations and warranties to the extent expressly made as of a specified date, the accuracy of which shall be determined as of such specified date), except as would not, individually or in the aggregate, materially impede or delay the completion of the Advance; and MDCI has delivered a certificate so confirming to the Corporation executed by two authorized representatives of MDCI and dated the Closing Date; and
(b)	MDCI has fulfilled or complied in all material respects with each of the covenants of MDCI contained in this Agreement to be fulfilled or complied with by it on or prior to the Closing, except as would not, individually or in the aggregate, have a Material Adverse Effect or materially impede or delay the completion of the Advance; and MDCI has delivered a certificate so confirming to the Corporation executed by two authorized representatives of MDCI addressed to the Corporation and dated the Closing Date.

Section 6.4 Conditions of Closing for the Benefit of MDCI

The Corporation acknowledges and agrees that MDCI’s obligation to purchase the Debenture from the Corporation is subject to the fulfillment of each of the following conditions, which conditions are for the exclusive benefit of MDCI and may be waived, in whole or in part, by MDCI in its sole discretion:

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(a)	the representations and warranties of the Corporation set forth in this Agreement which are qualified by references to materiality are true and correct as of the Closing in all respects (except for representations and warranties to the extent expressly made as of a specified date, the accuracy of which shall be determined as of such specified date) and all other representations and warranties of the Corporation set forth in this Agreement were true and correct as of the Effective Date and are true and correct as of the Closing in all material respects (except for representations and warranties to the extent expressly made as of a specified date, the accuracy of which shall be determined as of such specified date); and the Corporation has delivered a certificate so confirming to MDCI executed by two senior officers of the Corporation addressed to MDCI and dated the Closing Date;
(b)	the Corporation has fulfilled or complied in all material respects with each of the covenants of the Corporation contained in this Agreement to be fulfilled or complied with by it on or prior to the Closing, and the Corporation has delivered a certificate so confirming to MDCI executed by two senior officers of the Corporation addressed to MDCI and dated the Closing Date;
(c)	the Corporation shall have delivered or caused to be delivered to MDCI the following in form and substance satisfactory to MDCI, acting reasonably:
(i)	certified copies of: (i) the Constating Documents of the Corporation and its Material Subsidiaries; (ii) all resolutions of the respective boards of directors of the Corporation and its Material Subsidiaries, as applicable, approving the entering into of the Transaction Documents and completion of the transactions contemplated by the Transaction Documents; and (iii) a list of the directors and officers authorized to sign agreements together with their specimen signatures;
(ii)	a certificate of status, compliance, good standing or like certificate with respect to the Corporation and its Material Subsidiaries issued by appropriate government officials of each of their jurisdictions of incorporation and of each jurisdiction in which each of them carries on its business;
(iii)	a legal opinion dated the Closing Date addressed to MDCI, in form and substance satisfactory to MDCI and its counsel, acting reasonably, from Canadian counsel to the Corporation, with respect to, corporate, enforceability and securities matters relating to the transactions contemplated by this Agreement;
(iv)	a legal opinion dated the Closing Date addressed to MDCI, in form and substance satisfactory to MDCI and its counsel, acting reasonably, from United States counsel to the Corporation and its United States Material Subsidiaries, with respect to corporate and enforceability matters and title to the Mesquite Mine and the Castle Mountain Mine, including with respect to the ownership of the Subsidiaries of the Corporation that own and operate the Mesquite Mine and the Castle Mountain Mine and their respective gold exploration and exploitation rights;

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(v)	a legal opinion dated the Closing Date addressed to MDCI, in form and substance satisfactory to MDCI and its counsel, acting reasonably, from Brazilian counsel to the Corporation and its Brazilian Material Subsidiaries, with respect to corporate and enforceability matters and title to the Aurizona Mine, including with respect to the ownership of the Subsidiaries of the Corporation that own and operate the Aurizona Mine and their respective gold exploration and exploitation rights; and
(vi)	the originally executed Debenture;
(d)	all Security Documents shall have been duly executed in form and substance satisfactory to MDCI and its counsel, acting reasonably, and delivered to MDCI and all such Security Documents will be in full force and effect and will not have been modified, and the Corporation shall have delivered to MDCI evidence that all Encumbrances pursuant to the Security Documents have been duly perfected and registered in all relevant jurisdictions of the Collateral and any other relevant jurisdiction as required by MDCI and its counsel; provided that, with respect to those Security Documents governed by Brazilian law, the registration and perfection of the applicable Security Documents with the DNPM may remain outstanding provided the relevant Security Documents have been filed with the DNPM by the Closing;
(e)	the Corporation shall have delivered to MDCI a pay-out and release letter and, to the extent available, related discharges executed by Sprott Private Resource Lending (Collector), LP of the Sprott Facilities providing confirmation that, upon payment in full of the outstanding amounts under such facilities, all Encumbrances thereunder will be irrevocably released and discharged;
(f)	the Investor Rights Agreement shall have been duly executed by the Corporation and delivered to MDCI by the Closing;
(g)	the Intercreditor Agreements shall have been entered into in each case in a form satisfactory to MDCI, acting reasonably, by the Closing;
(h)	the Scotia Facility shall have been amended and restated, by the Closing, in a form approved in writing by MDCI, acting reasonably, provided that if the provisions of the Scotia Facility so amended and restated materially deviate from those contained in the distribution draft of the indicative term sheet with respect to such facility dated February 25, 2019, MDCI may reasonably withhold such approval;
(i)	all material Governmental Authorizations and all other material third party consents, waivers, permits, orders and approvals that are necessary, proper or advisable to consummate the Advance and the conversion of the Debenture into Conversion Shares in accordance with the terms of the Debenture, as determined by MDCI, acting reasonably, shall have been obtained or received on terms that are acceptable to MDCI, acting reasonably;
(j)

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(k)	from the Effective Date to the Closing Date, there shall not have occurred, and the Corporation shall not have incurred or suffered, a Material Adverse Effect;
(l)	no take-over bid or third-party proposal to effect a transaction resulting in a change of Control or a sale of substantially all of the assets of the Corporation (such transaction, an “Other Transaction”) shall have been completed and no take-over bid shall be outstanding and no agreement, commitment or understanding to effect an Other Transaction shall have been entered into by the Corporation;
(m)	MDCI shall have received a certificate from Computershare Investor Services Inc. as to (i) its appointment as transfer agent and registrar of the Common Shares, and (ii) the number of Common Shares issued and outstanding as at a date no more than one Business Day prior to the Closing Date; and
(n)	no Event of Default (as defined in the Debenture or the Scotia Facility, as applicable), or event which, with notice or lapse of time or both, would constitute an Event of Default, will have occurred and be continuing.

Section 6.5 Notice and Cure

(a)	Each Party shall promptly notify the other Party of the occurrence, or failure to occur, of any event or state of facts which occurrence or failure would, or would be reasonably likely to:
(i)	cause any of the representations or warranties of such Party contained in this Agreement to be untrue or inaccurate in any material respect at any time from the Effective Date to the Closing; or
(ii)	result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by such Party under this Agreement.
(b)	Notification provided under this Section 6.5 will not affect the representations, warranties, covenants, agreements or obligations of the Parties (or remedies with respect thereto) or the conditions to the obligations of the Parties under this Agreement.

Article 7
INDEMNIFICATION

Section 7.1 Indemnification by the Corporation

The Corporation agrees to defend, indemnify, save, and hold harmless, discharge and release MDCI and its directors, officers, employees and agents from and against any and all Losses suffered or incurred by MDCI arising out of, relating to or in connection with:

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(a)	any inaccuracy in any representation or warranty made by the Corporation in this Agreement or in any certificate delivered pursuant to this Agreement; and
(b)	any breach of any covenant of the Corporation in this Agreement;

in each case, excluding any Losses suffered or incurred by MDCI as a result of the breach of the terms of this Agreement by, or gross negligence or willful misconduct of, MDCI. MDCI hereby accepts the above indemnities in favour of its directors, officers, employees and agents as agent and trustee for each such Persons which is not a Party, and the Corporation agrees that MDCI may enforce such indemnities in favour and for the benefit of such Persons.

Section 7.2 Indemnification by MDCI

MDCI agrees to defend, indemnify, save and hold harmless, discharge and release the Corporation and its directors, officers, employees and agents from and against any and all Losses suffered or incurred by the Corporation arising out of, relating to or in connection with:

(a)	any inaccuracy in any representation or warranty made by MDCI in this Agreement or in any certificate delivered pursuant to this Agreement; and
(b)	any breach of any covenant of MDCI in this Agreement;

in each case, excluding any Losses suffered or incurred by the Corporation as a result of the breach of the terms of this Agreement by, or gross negligence or willful misconduct of, the Corporation. The Corporation hereby accepts the above indemnities in favour of its directors, officers, employees and agents as agent and trustee for each such Persons which is not a Party, and MDCI agrees that the Corporation may enforce such indemnities in favour and for the benefit of such Persons.

Article 8
termination

Section 8.1 Termination

This Agreement may be terminated and the Advance may be abandoned at any time prior to the Closing:

(a)	by mutual written agreement of the Parties;
(b)	by either the Corporation or MDCI, if:
(i)	the Closing does not occur on or prior to the Closing Outside Date, provided that a Party may not terminate this Agreement pursuant to this Section 8.1(b)(i) if the failure of the Closing to so occur has been caused by, or is a result of, breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under this Agreement; or
(ii)	after the Effective Date, any Applicable Law is enacted, made, enforced or amended, as applicable, that makes the consummation of the Advance illegal or otherwise prohibits or enjoins the Corporation or MDCI from consummating the Advance, and such Applicable Law has, if applicable, become final and non-appealable, provided the Party seeking to terminate this Agreement pursuant to this Section 8.1(b)(ii) has used its good faith efforts to, as applicable, appeal or overturn such Applicable Law or otherwise have it lifted or rendered non-applicable in respect of the Advance; or

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(c)	by MDCI if there shall have occurred, or the Corporation shall have incurred or suffered, a Material Adverse Effect that is continuing for at least 10 Business Days.

The Party desiring to terminate this Agreement pursuant to this Section 8.1 shall give notice of such termination to the other Party, specifying in reasonable detail the basis for such Party’s exercise of its termination rights.

Section 8.2 Effect of Termination

If this Agreement is terminated pursuant to Section 8.1, this Agreement shall become void and of no further force or effect without liability of any Party (or any shareholder, director, officer, employee, agent, consultant or Representative of such Party) to any other Party to this Agreement, except as otherwise expressly contemplated hereby, and provided that this Section 8.2, Section 4.5, Article 7 and Article 9 shall survive, and provided further that neither the termination of this Agreement nor anything contained in this Section 8.2 shall relieve a Party of any liability arising prior to such termination.

Article 9
MISCELLANEOUS

Section 9.1 Governing Law

This Agreement shall be governed by and interpreted and enforced in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein without regard for any conflict of laws or choice of laws principles that would permit or require the application of the laws of any other jurisdiction.

Section 9.2 Notices

Any notice, direction or other communication given pursuant to this Agreement (each a “Notice”) must be in writing, sent by personal delivery, courier, facsimile or email and addressed:

if to MDCI:

MDC Industry Holding Company LLC
Al Mamoura Building A, Fifth Floor
Intersection of Muroor Road & 15th Street
P.O. Box 45005
Abu Dhabi
United Arab Emirates
Attn: ____________, Legal & Governance
Email:__________________

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with a copy to:

McCarthy Tétrault LLP
745 Thurlow Street, Suite 2400
Vancouver, British Columbia
V6E 0C5
Attention: Roger Taplin
Email: ................................

if to the Corporation:

Equinox Gold Corp.
Suite 730, 800 West Pender St.
Vancouver, British Columbia
V6C 2V6

Attention:	General Counsel
Facsimile:	....................
Email:	.................................................
with a copy to:
Blake, Cassels & Graydon LLP
595 Burrard Street, Suite 2600
Three Bentall Centre
Vancouver, British Columbia
V7Z 1L3
Attention:	Bob Wooder
Facsimile:	.....................
Email:	.............................................

Any Notice, if personally delivered, shall be deemed to have been validly and effectively given and received on the date of such delivery, if delivered before 5:00 p.m. on a Business Day in the place of delivery, or the next Business Day in the place of delivery, if not delivered on a Business Day or if sent after 5:00 p.m., and if sent by facsimile or other electronic communication with confirmation of transmission, shall be deemed to have been validly and effectively been given and received on the Business Day in the place of delivery next following the day it was transmitted. Any Party may at any time change its address for service from time to time by giving notice to the other Parties in accordance with this Section 9.2.

Section 9.3 Assignment

The Parties agree that neither Party may assign or transfer this Agreement or any of the rights or obligations under it without the prior written consent of the other Party. Notwithstanding the foregoing, MDCI shall be entitled to assign all its rights under this Agreement without the consent of the Corporation to an Affiliate who agrees to be bound by all of the covenants of MDCI contained herein and comply with the provisions of this Agreement and provided further that such assignment shall not relieve MDCI of its obligations hereunder.

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Section 9.4 Entire Agreement

The Parties agree that this Agreement contains, for good and valuable consideration, the entire agreement of MDCI and the Corporation relating to the subject matter hereof and there are no representations, covenants or other agreements relating to the subject matter hereof except as stated or referred to herein. This Agreement may not be amended or modified in any respect except by written instrument executed by each of the Parties.

Section 9.5 Expenses

Each Party shall bear its own costs in connection with the transactions contemplated in the Transaction Documents except as may otherwise be provided therein.

Section 9.6 Enurement

The Parties agree that this Agreement is binding upon and enures to the benefit of MDCI and the Corporation and their respective successors and permitted assigns.

Section 9.7 Severability

The Parties agree that if any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, such determination shall not impair or affect the validity, legality or enforceability of the remaining provisions hereof, and each provision is hereby declared to be separate, severable and distinct.

Section 9.8 Further Assurances

Each of the Parties upon the request of the other, shall do, execute, acknowledge and deliver or cause to be done, executed, acknowledged and delivered all such further acts, deeds, documents, assignments, transfers, conveyances, powers of attorney and assurances as may reasonably be necessary or desirable to complete the transactions contemplated herein.

Section 9.9 Time of Essence

The Parties agree that time is of the essence in this Agreement.

Section 9.10 Counterparts

The Parties agree that this Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument. Counterparts may be executed either in original or electronic form and the Parties may rely on delivery by electronic delivery of an executed copy of this Agreement.

[Signature page follows]

DOCS 18632292

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their duly authorized officers on the date first appearing above.

MDCI Industry Holding Company LLC
By:	(Signed) “Mohamed Mirza”
Authorized Signatory

By:	(Signed) “Francois Bellemare”
Authorized Signatory

Equinox Gold Corp.
By:	(Signed) “Susan Toews”
Authorized Signatory
By:	(Signed) “Peter Hardie”
Authorized Signatory

[Signature page – Subscription Agreement]